

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 22, 2011

Via U.S. Mail and Fax
Marvin S. Hausman, M.D
President and CEO
Total Nutraceutical Solutions, Inc.
80 Columbia Street
Stevenson, WA   98648

Re: **Total Nutraceutical Solutions, Inc.
Item 4.01 Form 8-K
Filed   March 7, 2011
File No.   000-52864**

Dear Dr. Hausman:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director